ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 4, 2017

VIA FEDEX AND EDGAR

Re:	Novavax, Inc.
Form 10-K for the period ended December 31, 2016
Filed February 27, 2017
File No. 000-26770

Angela Connell

Jacob Luxenburg

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Connell and Mr. Luxenburg:

On behalf of Novavax, Inc. (the “Company”), we are hereby providing the following response to the comment letter, dated November 30, 2017, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission related to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Form 10-K”). To assist your review, we have presented the text of the Staff’s comment in italics below. The response below is based upon information provided to us by the Company.

Form 10-K for the period ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 52

1.	Please explain to us your basis for excluding the $325 million in convertible notes from your contractual obligations table. Refer to Item 303(a)(5) of Regulation S-K.

Response to Comment:

The Company acknowledges the Staff’s comment and will include this contractual obligation in the contractual obligations table consistent with the disclosure contained on page 43 of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Company’s 2016 Form 10-K relating to its $325 million 3.75% convertible senior unsecured notes due 2023 in its future filings, beginning with its Annual Report on Form 10-K for the fiscal year ending December 31, 2017, while these notes remain outstanding.

Novavax, Inc.

Please do not hesitate to call me at 617-951-7921 with any questions or further comments.

Sincerely,

/s/ Paul M. Kinsella

Paul M. Kinsella

cc:	Stanley C. Erck, Novavax, Inc. John A. Herrmann III, Novavax, Inc.

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